April 23, 2019

Luca Zaramella
Chief Financial Officer
Mondelez International, Inc.
Three Parkway North
Deerfield, IL 60015

       Re: Mondelez International, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 8, 2019
           File No. 001-16483

Dear Mr. Zaramella:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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